UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Canadian Western Bank
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

National Bank of Canada
(Name of Person(s) Furnishing Form)

First Preferred Shares Series 5 (Non-Viability Contingent Capital (NVCC))

First Preferred Shares Series 9 (Non-Viability Contingent Capital (NVCC))

(Title of Class of Subject Securities)

First Preferred Shares Series 5 (Non-Viability Contingent Capital (NVCC)) CUSIP – 136765500

First Preferred Shares Series 9 (Non-Viability Contingent Capital (NVCC)) CUSIP – 136765880
(CUSIP Number of Class of Securities (if applicable))

National Bank of Canada, New York Branch

65 East 55th Street, New York, NY 10022,

(212) 632 8500

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 28, 2024
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)  The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Canadian Western Bank, and are required to be disseminated to U.S. security holders or published in the United States:

Exhibit 1.1	Notice of Special Meeting of Holders of First Preferred Shares Series 5 (Non-Viability Contingent Capital (NVCC)) of Canadian Western Bank and Notice of Special Meeting of Holders of First Preferred Shares Series 9 (Non-Viability Contingent Capital (NVCC)) of Canadian Western Bank, to be held on November 28, 2024 and Management Proxy Circular with respect to proposed preferred share term amendments (the “Circular”)

The Exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b) Not applicable

Item 2. Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading “Notice to CWB Preferred Shareholders in the United States” beginning on page 3 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents filed with securities commissions or similar authorities in Canada have been incorporated by reference in the Circular.

Exhibit 2.1	The annual information form of Canadian Western Bank dated December 7, 2023 for the year ended October 31, 2023.

Exhibit 2.2	The consolidated financial statements of Canadian Western Bank for the fiscal years ended October 31, 2023 and 2022, together with the independent auditor’s report thereon.

Exhibit 2.3	The management’s discussion and analysis of Canadian Western Bank for the year ended October 31, 2023.

Exhibit 2.4	The interim consolidated financial statements of Canadian Western Bank for the three and nine months ended July 31, 2024 and 2023.

Exhibit 2.5	The management’s discussion and analysis of Canadian Western Bank for the three and nine months ended July 31, 2024 and 2023.

Exhibit 2.6	The management proxy circular of Canadian Western Bank dated January 29, 2024 distributed in connection with the annual general meeting of shareholders held on April 4, 2024.

Exhibit 2.7	The material change report of Canadian Western Bank dated June 17, 2024 in respect of the announcement of the Transaction.

Exhibit 2.8	Transaction Agreement, dated June 11, 2024, between National Bank of Canada and Canadian Western Bank

Exhibit 2.9	Notice of Meeting and Management Proxy Circular of Canadian Western Bank, dated July 12, 2024.

Exhibit 2.10	The annual information form of National Bank of Canada dated November 30, 2023 for the year ended October 31, 2023.

Exhibit 2.11	The audited annual consolidated financial statements of National Bank of Canada as at and for the years ended October 31, 2023 and 2022, together with the independent auditor’s report thereon.

Exhibit 2.12	The management’s discussion and analysis of National Bank of Canada for the years ended October 31, 2023 and 2022 as contained in the annual report of National Bank of Canada for the year ended October 31, 2023.

Exhibit 2.13	The unaudited interim condensed consolidated financial statements of National Bank of Canada for the three and nine-month periods ended July 31, 2024, which include comparative unaudited interim condensed consolidated financial statements for the three and nine-month periods ended July 31, 2023.

Exhibit 2.14	The management’s discussion and analysis of National Bank of Canada for the three and nine-month period ended July 31, 2024 as contained in National Bank of Canada’s report to shareholders for the three and nine-month periods ended July 31, 2024.

Exhibit 2.15	The management proxy circular of National Bank of Canada dated February 20, 2024 distributed in connection with the annual and special meeting of holders of common shares of National Bank of Canada and the special meeting of holders of first preferred shares of National Bank of Canada held on April 19, 2024. (incorporated by reference to Exhibit 3.12 to National Bank of Canada’s Registration Statement on Form F-80 (File No: 333-281058) filed with the SEC on July 26, 2024).

Exhibit 2.16	The material change report of National Bank of Canada dated June 12, 2024 relating to the Transaction.

The Exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by National Bank of Canada concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of National Bank of Canada shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 29, 2024.

NATIONAL BANK OF CANADA

By:	/s/ Laurent Ferreira
Name:	Laurent Ferreira
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Notice of Special Meeting of Holders of First Preferred Shares Series 5 of Canadian Western Bank and Notice of Special Meeting of Holders of First Preferred Shares Series 9 of Canadian Western Bank to be held on November 28, 2024 and Management Proxy Circular with respect to proposed preferred share term amendments
2.1	The annual information form of Canadian Western Bank dated December 7, 2023 for the year ended October 31, 2023.
2.2	The consolidated financial statements of Canadian Western Bank for the fiscal years ended October 31, 2023 and 2022, together with the independent auditor’s report thereon.
2.3	The management’s discussion and analysis of Canadian Western Bank for the year ended October 31, 2023.
2.4	The interim consolidated financial statements of Canadian Western Bank for the three and nine months ended July 31, 2024 and 2023.
2.5	The management’s discussion and analysis of Canadian Western Bank for the three and nine months ended July 31, 2024 and 2023.
2.6	The management proxy circular of Canadian Western Bank dated January 29, 2024 distributed in connection with the annual general meeting of shareholders held on April 4, 2024.
2.7	The material change report of Canadian Western Bank dated June 17, 2024 in respect of the announcement of the Transaction.
2.8	Transaction Agreement, dated June 11, 2024, between National Bank of Canada and Canadian Western Bank
2.9	Notice of Meeting and Management Proxy Circular of Canadian Western Bank, dated July 12, 2024.
2.10	The annual information form of National Bank of Canada dated November 30, 2023 for the year ended October 31, 2023.
2.11	The audited annual consolidated financial statements of National Bank of Canada as at and for the years ended October 31, 2023 and 2022, together with the independent auditor’s report thereon.
2.12	The management’s discussion and analysis of National Bank of Canada for the years ended October 31, 2023 and 2022 as contained in the annual report of National Bank of Canada for the year ended October 31, 2023.
2.13	The unaudited interim condensed consolidated financial statements of National Bank of Canada for the three and nine-month periods ended July 31, 2024, which include comparative unaudited interim condensed consolidated financial statements for the three and nine-month periods ended July 31, 2023.
2.14	The management’s discussion and analysis of National Bank of Canada for the three and nine-month period ended July 31, 2024 as contained in National Bank of Canada’s report to shareholders for the three and nine-month periods ended July 31, 2024.
2.15	The management proxy circular of National Bank of Canada dated February 20, 2024 distributed in connection with the annual and special meeting of holders of common shares of National Bank of Canada and the special meeting of holders of first preferred shares of National Bank of Canada held on April 19, 2024. (incorporated by reference to Exhibit 3.12 to National Bank of Canada’s Registration Statement on Form F-80 (File No: 333-281058) filed with the SEC on July 26, 2024).
2.16	The material change report of National Bank of Canada dated June 12, 2024 relating to the Transaction.